Legal Services

37th Floor, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3E3
Direct line: (403) 296-8545
Direct fax: (403) 296-4910
e-mail: croberts@petro-canada.ca

July 10, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Ms. Lily Dang

Dear Ms. Dang:

Re:	Petro-Canada Form 40-F for Fiscal Year Ended December 31, 2006 File No. 001-13922

We refer to your letter dated July 3, 2007 with respect to Petro-Canada’s previous response letter dated June 14, 2007, and our telephone conversation this morning. As mentioned, your letter was addressed to Petro-Canada’s Chief Financial Officer, who was on holidays all of last week. The letter, therefore, was only brought to our attention yesterday, and our senior reserves specialist is on holidays until the latter part of next week. We note that you have asked for a response within ten business days.

We wish to deal with the issues raised in your letter in a thorough and substantive way, and have therefore requested an extension in which to provide a useful response. As agreed today, Petro-Canada will provide a response to the SEC’s July 3rd letter by the end of the day, Friday, July 27th, 2007.

If there are any questions in this regard, please contact me directly at (403) 296-8545. Thank you.

Yours very truly,

PETRO-CANADA

/s/ Cindy Roberts
Senior Counsel

cc:	H. L. Hooker, E. F. H. Roberts - Petro-Canada